DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

July 21, 2022

To:	Theresa Brillant
Aamira Chaudhry
Divison of Corporate Finance
Office of Trade & Services
Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1, Amendment # 5
Filed this Date
File No. 333-261877

Dear Messrs Brillant and Chaudhry,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 5 to the above referenced Registration Statement.

This 5th amendment is filed only to file executed legal opinions of US and India Legal counsel for the Company as exhibits.

The Company and the Underwriters would like to file for Acceleration of this registration statementon on Monday, July 25, 2022, if possible

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/S/ Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis